Spencer G. Feldman
212-801-9221
E-mail: feldmans@gtlaw.com

January 23, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Foldera, Inc.
Registration Statement on Form SB-2
Filed December 4, 2006
File No. 333-139120
Form 10-QSB for Quarter ended September 30, 2006
Filed November 14, 2006
File No. 333-118799

Ladies and Gentlemen:

On behalf of Foldera, Inc., a Nevada corporation, we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 1 to the captioned Registration Statement on Form SB-2, No. 333-139120 (the “Amendment”), for the registration of shares of Foldera’s common stock to be offered by holders of common stock and warrants to purchase common stock under a selling stockholder resale prospectus, including one complete copy of the exhibits listed in the Amendment as filed therewith, which has been marked to reflect the changes effected in the Registration Statement by the Amendment.

Foldera has previously transmitted to Mellon Bank (account No. 9108739) a wire transfer in the amount of $3,167.63 in payment of the registration fee.

Foldera is separately filing amendments to its Annual Report on Form 10-KSB for the year ended December 31, 2005 and Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2006, with applicable exhibits and marked to reflect the changes effected in such reports by the respective amendments.

Three courtesy copies of this letter and the Amendment together with all exhibits and supplemental information, are being provided directly to the staff for its convenience (attention: Scott Anderegg, Esq.) in the review of the foregoing documents.

The Amendment responds to the comments received from the staff of the SEC by letter, dated December 29, 2006, as discussed below.

To facilitate the staff’s review, the numbered paragraphs below correspond to the numbered paragraphs in the letter of the SEC’s comments. Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the Amendment and capitalized terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Amendment.

As we have previously advised the staff, Foldera wishes to be in a position to request acceleration of the effective date of the Registration Statement on or before February 12, 2007, and respectfully requests the staff to convey any comments it may have on the Amendment no later than Friday, February 2, 2007, to allow us to meet this schedule.

Registration Cover Page

Comment No. 1: In response to the staff’s comment, the cover page of the Amendment has been revised to include a marked box indicating that the securities are being offered on a delayed or continuous basis pursuant to Securities Act Rule 415.

Prospectus Cover Page

Comment No. 2: In accordance with Item 501(a) of Regulation S-B, the prospectus cover page has been shortened and does not exceed one page in length.

Corporate Information and History, page 2

Comment No. 3: In response to the staff’s comment, the disclosure has been revised to include all material information regarding Foldera’s business. We have included disclosure stating that Foldera has spent a significant amount of time and money developing its collaboration software product and no revenue has been generated from operations, but that we anticipate this will change as Foldera releases a more robust version of its product during the tail end of the first quarter of 2007 or early in the second quarter of 2007 with commensurate revenue being generated at that time (primarily, at least initially, through paid search). See page 2.

Risk Factors, page 4

Comment No. 4: In response to the staff’s comment, the risk factors have been revised as appropriate to make them less generic and to specifically state material risks to Foldera or to the purchasers in the offering. See, for example “Our business prospects depend on our ability to develop a strong brand image and identity to attract users; if we do not do so, users will seek alternative providers of our services and our growth, if any, will be limited” on page 6.

Expansion into international markets…, page 7

Comment No. 5: In response to the staff’s comment, Foldera has re-evaluated the need for its risk factor concerning expansion into international markets. As Foldera now believes disclosure of such expansion is premature, this risk factor has been eliminated.

A significant number of our shares will be eligible for sale…, page 10

Comment No. 6: As noted by the staff, the percentage of Foldera’s shares being registered by the Registration Statement is 18.8%, which is now consistent on pages 2 and 9.

Our stock price has been and will likely continue to be subject…, page 11

Comment No. 7: In response to the staff’s comment, the risk factor, “Our stock price has been and will likely continue to be subject to substantial price and volume fluctuations,” has been re-drafted to include just one risk factor under this subheading. See page 10.

Failure to achieve and maintain effective internal controls…, page 12

Comment No. 8: In response to the extension of the compliance date regarding internal controls, the former risk factor discussing Section 404 of the Sarbanes Oxley Act of 2002 has been removed.

Equity Compensation Plan Information, page 15

Comment No. 9: As requested by the staff, disclosure has been added to state the number of shares that are subject to outstanding awards and the number that are available for future issuance. See page 13.

Management’s Discussion and Analysis or Plan of Operations, page 16

Overview, page 16

Comment No. 10: In response to the staff’s comment, and in accordance with Item 303(a)(1)(i) of Regulation S-B, the Overview has been revised to include a discussion of the period of time during which Foldera will be able to satisfy its cash requirements and whether it will be able to raise additional funds in the next twelve months. Further, a discussion of Foldera’s ability to continue in existence as a going concern and its ability to to generate sufficient cash to support operations during the next twelve months has been included. See page 14.

Comment No. 11: In response to the staff’s comment, the Overview has been revised to include additional disclosure concerning Foldera’s plans to generate revenue and to clearly state that it is currently not generating any revenues from operations. See page 14.

Results of Operations

Comment No. 12: In response to the staff’s comment, the operating expenses section has been updated to include the quantity in dollars of all significant expense items that contribute to the increase in total expenses. The section has also been updated to include an analysis of the reasons for the increases in such expenses for the most recent period.

Comment No. 13: In response to the staff’s comment, the operating expenses section has been updated to include a discussion of the share-based payment and compensation transactions for the fiscal years 2004 and 2005. These items only involve share-based payment to outside consultants during the periods since no employee stock options were granted until February 13, 2006 and hence they do not present any SFAS 123R implications.

Comment No. 14: In response to the staff’s comment, disclosure in the assets and liabilities sections has been revised by quantifying the increase in cash and cash equivalents, accrued expenses, capital lease obligations and disclosing the reasons for the increases for each period. Additional disclosures regarding the shares to be issued are included in the update to the stockholder’s equity section.

Liquidity and Capital Resources, page 19

General, page 19

Comment No. 15: In response to the staff’s comment, the General section has been updated with the following information: At September 30, 2006 our cash balance was $4,011,479 as compared to $493,685 for the prior year, an increase of $3,517,794 or 713%. Foldera also raised an additional $3,887,500, net of offering cost, from a private placement offering concluded in October 2006.

Recent Developments, page 20

Comment No. 16: In response to the staff’s comment, a discussion of the second private placement as described in Note 5 to the financial statements has been added. See page 22.

Business, page 23

Comment No. 17: In response to the staff’s comment, that language in the Business discussion section has been modified to clarify and simplify language that may be considered jargon.

Market Research

Comment No. 18: As requested by the staff, we are submitting herewith two copies of the studies and reports cited in the Registration Statement for your review as supplemental information. In accordance with Rule 418(b) under the Securities Act, we respectfully request, on Foldera’s behalf, that the studies and reports be returned to Foldera when the staff has completed its review of them. To expedite your review, each source is appropriately marked to highlight the applicable portion or section containing the statistical data and we have cross-referenced it to the corresponding location in the Amendment. We have removed references to studies or reports conducted by Harris Interative® Inc., ZDNET Research and Goldman Sachs and, accordingly, have not submitted copies of such studies or reports.

Please also be advised that the source of each statistic is publicly available without cost or at a nominal expense. Accordingly, we do not believe that the consent of any third party is required pursuant to Rule 436 under the Securities Act or Item 601(b)(23) of Regulation S-B.

Rollout and Strategy and Timetable, page 32

Comment No. 19: In response to the staff’s comment, the sentence disussuing the sale of MySpace to NewsCorp has been deleted, and a sentence stating that no assurances may be given regarding Foldera’s advertising strategy has been included. See page 32.

Comment No. 20: In response to the staff’s comment, disclosure has been added explaining how Foldera intends to court the interest of bloggers and technology enthusiasts. Such methods include providing advance editions of the Foldera product to influential bloggers and technology enthusiasts and targeting selective media outlets to gain publicity for the product. See page 33.

Patent and Intellectual Property, page 33

Comment No. 21: In response to the staff’s comment and in accordance with Item 101(b)(7) of Regulation S-B, disclosure has been added regarding the duration of Foldera’s copyrights, trademarks and patents. See page 34.

Competition, page 34

Comment No. 22: In response to the staff’s comment and in accordance with Item 101(b)(4) of Regulation S-B, a discussion of the competitive business conditions in Foldera’s industry has been added. See page 35.

Management

Comment No. 23: In response to the staff’s comment, David Madison’s age has been added to the management chart. See page 37.

Comment No. 24: In response to the staff’s comment and in accordance with Item 404(a)(4) of Regulation S-B, the description of Mr. Starr’s business experience has been revised to clarify the dates and duration of his employment for the past five years. See page 38.

Executive Compensation, page 39

Comment No. 25: In response to the staff’s comment and in accordance with Securities Act Releases 8732A and 8765, the disclosure has been updated to reflect the implementation of the new disclosure requirements relating to executive compensation and related person disclosure.

Certain Relationships and Related Transactions, page 43

Comment No. 26: In response to the staff’s comment, language has been added disclosing whether the transactions and agreements with related parties were comparable to terms Foldera could have obtained from unaffiliated third parties. All related-party contracts have been filed and such contracts are listed as Exhibits 10.4 and 10.5 on the Exhibit Index to the Registration Statement. See page 46.

Comment No. 27: In response to the staff’s comment, disclosure has been added stating the total amount of compensation that Brookstreet Securities received as compensation for services rendered to Foldera by Brookstreet. Disclosure has also been added stating that Reid Dabney did not receive any compensation for the services rendered to Foldera by Brookstreet. See page 46.

Selling Stockholders, page 44

Comment No. 28: In response to the staff’s comment, the selling stockholder table has been revised to indicate how each group of selling stockholders acquired their shares for resale.

Comment No. 29: In response to the staff’s comment and in accordance with Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp. 4S of Reg. S-K section of March 1999 Supp. to Manual, disclosure has been added regarding the natural person(s) or public company that has ultimate voting or investment control over the shares held by Childre Revocable Trust and IBIS Consulting Group.

Comment No. 30: In response to the staff’s comment, we have clarified that any selling security holders that are broker-dealers will be considered underwriters. All selling stockholders who are registered broker-dealers or affiliates of broker-dealers have been identified in the registration statement accordingly.

Comment No. 31: In response to the staff’s comment, for each selling stockholder that is an affiliate of a broker-dealer, if applicable, disclosure has been added to the effect that the seller purchased the shares to be resold in the ordinary course of business and at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the shares.

Description of Securities, page 54

Comment No. 32: In response to the staff’s comment and in accordance with Item 202(a)(4) of Regulation S-B, we have added disclosure stating that there are no provisions in Foldera’s charter or by-laws that would delay, defer or prevent a change of control. See page 59.

Financial Statements

Comment No. 33: In response to the staff’s comment, the notes to the financial statements and Management’s Discussion and Analysis have been updated as follows: Foldera ended the third quarter of 2006 with $4.01 million of cash on its balance sheet, which was further supplemented by the additional $4.13 million of external equity capital that was raised during October of 2006. Given Foldera’s current cash usage rate and its expectations to begin generating revenue at the end of the first quarter of 2007 or early in the second quarter of 2007, Foldera anticipates having sufficient cash resources available to fund operations for the next twelve months without the need to bring in any additional external funding. Should Foldera’s revenue plans prove to be too aggressive (either in terms of anticipated commencement timing or the amount that is generated on a per user basis for Foldera’s service), Foldera has contingency plans to reduce operating expenses to a level which will preserve cash resources at a level that would enable Foldera to fund existing operations for the next twelve months.

Comment No. 34: In response to the staff’s comment, a chronological schedule has been added showing each issuance of common stock, warrants to purchase common stock and common stock options granted from inception to the present. Disclosure has been added containing a description of the offering, issuance or grant, the date issued or granted, the number of shares issued or subject to issuance, the purchase or exercise price and the deemed fair value on the date of issuance or grant. The amount of cash proceeds received or the fair value or intrinsic value of the security issued, the amount of compensation and services expense recognized and cash and share-based payment expenses charged against offering proceeds has also been disclosed. Reconciliations to the amounts reflected on the financial statements have been included as appropriate.

Annual Financial Statements

Comment No. 35: In response to the staff’s comment, we have revised the financial statements for the year ended December 31 2005 and for the nine-month period ended September 30, 2006 to retroactively restate the number of shares for the forward stock split effective May 16, 2006 as per the requirement of SAB Topic 4:C and paragraph 54 of SFAS 128.

Statements of Cash Flows, page F-5

Comment No. 36: The statements of cash flows (cumulative column) has been corrected and the deemed dividend is no longer reflected in the statements of cash flows for the period from December 3, 2001 (inception) to the year ended December 31, 2005 and from December 3, 2001 (inception) to the nine month period ended September 30, 2006.

Notes to Financial Statements, page F-7

Comment No. 37: In response to the staff’s comment, disclosure has been added stating the amount of research and development costs charged to expense in each year presented, as per the requirement of paragraph 13 of SFAS 2, as follows: Research and product development expenditures were approximately $369,282 and $709,666 in the years ended December 31, 2004 and 2005, respectively.

Note 4. Related Party Transaction, page F-11

Comment No. 38: In response to the staff’s comment, the notes to the financial statements have been updated to disclose the consulting expense recognized pursuant to the consulting agreement with Foldera’s Chief Technology Evangelist (CTE) for each period presented. Disclosure has been added stating the amount of fees paid in cash and in common stock. In addition Foldera has also disclosed how it valued those shares for the fees paid in shares as well as the amount accrued at the balance sheet date as per the requirement of SFAS 57.

Comment No. 39: Foldera recorded purchase of software at related party’s basis. In doing so, we refer to paragraph D12 of SFAS 141 which states:

“When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.”

Foldera purchased the software from an entity owned by the major shareholder and the president of the Company. The software, when purchased, had no value in the books of the related party while the shares issued to purchase the software had a fair value of $1.00 at that time. Therefore, Foldera recorded the value of shares issued, which represented excess of consideration paid over the carrying value (by the entity under the common control) as a deemed dividend.

Note 5. Stockholders’ Equity, page F-13

Comment No. 40: In response to the staff’s comment, we note that in accordance with EITF 00-19 paragraph 9, “Contracts that require that the company deliver shares as part of a physical settlement or a net-share settlement should be initially measured at fair value and reported in permanent equity. Subsequent changes in fair value should not be recognized as long as the contracts continue to be classified as equity.” Based on this statement Foldera classified the warrants as equity.

Comment No. 41: In response to the staff’s comment, the disclosure has been revised to disclose the gross proceeds received from the private placements described in the fifth paragraph. The fair value of each of the stock-based payment and compensation transaction described in the note has also been disclosed. In addition disclosure has been added regarding the nature and amounts of financing and stock-based payment and compensation transactions that occurred in 2004.

Note 9. Commitments, page F-16

Office Space Lease, page F-17

Comment No. 42: In response to the staff’s comment, Note 9. Commitments, page F-16 has been updated with the following information: For the twelve-month period ending December 31, 2005, the Company recognized rent expense of $110,428. For the same period in 2004 the Company recognized rent expense of $29,200.

Note 10. Loss on Settlement of Debt, page F-19

Comment No. 43: In response to the staff’s comment, we note that Foldera recorded the issuance of warrants at fair market value. Foldera had an agreement with its attorney to bill at the lower rate and against that Foldera agreed to issue warrants. Foldera received a total discount of $28,080 and against that it issued warrants valued at $92,102. Foldera recorded the difference between the value of warrants and discount of $64,022 as loss on settlement of debt. Foldera has not recorded the discount as a liability. Instead, Foldera recorded the loss on settlement of debt by comparing the value of warrants and the discount amount and classified the $64,022 difference under other expense. Foldera has re-classed the loss on settlement of debt to operating expenses in Statements of Operations.

Note 11. Subsequent Events, page F-19

Stock Option Plan, page F-20

Comment No. 44: In response to the staff’s comment, we note that Foldera adopted its stock option plan in May 2005. Foldera’s stock option plan authorizes the issuance of up to 3,000,000 pre-split shares. In February 2006 Foldera granted 2,225,000 pre-split shares under the plan and 775,000 pre-split shares were available for future grants. On May 16, 2006 Foldera had a 4:1 forward stock split. Revising for the split, Foldera granted a total of 8,900,000 options and 3,100,000 shares were available for future grants. The sum of 8,900,000 and 3,100,000 is equal to 12,000,000, which represents the number of shares authorized under the Company’s stock option plan. The disclosure has been updated to reflect the correct numbers.

Quarterly Financial Statements

Consolidated Balance Sheet, page F-21

Comment No. 45: In response to the staff’s comment, the balance is comprised of expenses related to travel, hotels, meals, consulting and other expenses. Upon closer examination of these expenses we have found that these expenses were not directly associated with the successful raising of funds and the Company has, therefore, reclassified the entire $381,123 from ‘Prepaid Investors Relations’ (a contra-equity account) to a period operating expense.

Comment No. 46: In response to the staff’s comment we note that $168,850 posted in the financial statements as deferred expenses reflects the fair market value of warrants issued to Trilogy Capital Partners, Inc. Generally Accepted Accounting Principles require the cost of raising equity to be reduced from shareholders’ equity.

Consolidated Statements of Cash Flows, page F-23

Comment No. 47: In response to the staff’s comment, we note that Foldera adopted its stock option plan in May 2005. Until February 13, 2006 no options were granted. The compensation expense of $421,031 represents the issuance of shares in exchange for compensation (where employees were given shares of Company stock in exchange for reduced pay) and not the issuance of stock options for compensation. Foldera has reclassified the $421,031 expense as compensation rather than employee stock option expense.

Notes to Consolidated Financial Statement, page F-24

Comment No. 48: In response to the staff’s comment, the disclosure has been revised to reflect the securities that could potentially dilute basic earnings per share in the future.

Note 4. Related Party Transactions, page F-29

Comment No. 49: In response to the staff’s comment, the disclosure has been revised to reflect the fair value of shares issued to CFO 911 as payment of the success fee. Foldera recorded the success fee expense by debiting operating expenses and crediting equity. Foldera did not charge the success fee directly to equity.

Comment No. 50: In response to the staff’s comment, the disclosure has been revised to reflect the cash paid and fair value of shares issued to Foldera’s Chief Technology Evangelist during each of the periods presented. The aggregate expense charged to operations during each of the periods presented and amounts due at the balance sheet date have also been disclosed as per the requirement of SFAS 57.

Foldera followed the guidance of EITF 96-18 in recognizing the expense related to the share-based payments. EITF 96-18 Issue 1 states:

“The Task Force reached a consensus that the issuer should measure the fair value of the equity instruments using the stock price and other measurement assumptions as of the earlier of either of the following:

1. The date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a "performance commitment") or

2. The date at which the counterparty's performance is complete.

This date is hereafter referred to as the measurement date.”

Foldera signed a consulting agreement with our CTE on March 24, 2004. Initially, the agreement was for 90 days, with automatic monthly renewals unless terminated. The monthly payment was $10,000 per month and issuance of shares after achieving certain milestones. Foldera recognized share-based payments as an expense after those milestones had been achieved at the closing price on the date the shares were issued. The reason for recording share based payments at the closing price is due to the fact that performance commitment was based on achieving certain milestones and those milestones were achieved over a period of time and not at the date of signing the agreement with the CTE and in compliance with Issue 2 of EITF 96-18.

Note 5. Stockholders’ Equity, page F-30

Comment No. 51: In response to the staff’s comment, a statement of changes in stockholders’ equity for the nine-month period ended September 30, 2006 has been provided.

Comment No. 52: In response to the staff’s comment, Foldera recorded issuance of warrants as follows:

Note 5

Item 1 - Foldera calculated the fair value of warrants using the Black-Scholes model. These warrants were issued to the placement agent as part of our second private placement. As the warrants were part of the consideration paid to the placement agent for raising the funds, Foldera recorded the value of the warrants by netting them against the proceeds of the equity offering. In other words it was recorded as a debit and a credit to equity.

Foldera calculated the fair value of warrants using the Black-Scholes model. These warrants were issued to investors and placement agent as part of our third private placement. As the warrants were part of the consideration paid to the placement agent for raising the funds, Foldera recorded the value of the warrants by netting them against the proceeds of the equity offering. In other words it was recorded as a debit and a credit to equity.

Item 4 - Foldera calculated the fair value of warrants using the Black-Scholes model. These warrants were issued to outside service providers for investor relations and marketing services. Foldera deferred part of the warrant expense over the period of the service contract and the balance was charged to expense. Foldera recorded the following entries.

Debit - Deferred expenses

Debit - Marketing and investor relations expense

Credit - Additional paid in capital

Item 6- Foldera calculated the fair value of warrants using the Black-Scholes model. These warrants were issued to outside service providers for legal services. Foldera has expensed the entire amount by debiting legal expenses and crediting additional paid in capital.

In accordance with the requirement of EITF 00-19 the warrants have been recorded as permanent equity. EITF 00-19 paragraph 9 states, “Contracts that require that the company deliver shares as part of a physical settlement or a net-share settlement should be initially measured at fair value and reported in permanent equity.”

Foldera used a volatility rate of 0.001% for all the options and warrants granted as of or and prior to February 13, 2006 as Foldera was not a public company at that time and its shares had no demonstrated volatility as such. Foldera entered into a reverse merger on February 13, 2006 and became public. Therefore, all the options and warrants issued after February 13, 2006 have been recorded with a volatility rate based on the historical volatility Foldera’s shares demonstrated after February 13, 2006.

Foldera has revised its disclosure to reflect the fair value of all the warrants issued during the nine-month period ended September 30, 2006. Foldera charged the value of the warrants as per item 1, 4 and 6 as mentioned above.

As detailed in item 1 above, Foldera has disclosed that proceeds from offerings were recorded net of the fair value of the warrants. In other words, they were recorded as a debit and a credit to equity.

Comment No. 53: In response to the staff’s comment, we have re-classified ‘Shares to be Issued’ to equity from liability. The subscription proceeds received for the third private placement were non-refundable and there were no other amounts included in ‘Shares to be issued’ except subscription proceeds. These shares have since been issued in the fourth quarter 2006 to the investors.

Comment No. 54: In response to the staff’s comment, we note that Foldera acquired $1,110 worth of net assets from Expert Systems Inc. in connection with the February 13, 2006 merger and recapitalization. We have restated ‘Statement of stockholders’ equity’ to record issuance of shares to the shareholders of Expert Systems at the carrying value of net assets acquired rather than par value. We have also reclassified the $175,000 paid to the shareholders of the Expert Systems, as part of recapitalization, to expense from equity in the ‘Statement of stockholders equity’.

Comment No. 55: In response to the staff’s comment, the disclosure has been revised to disclose the amount of stock-based compensation expense related to the consultant options. Foldera has recorded stock-based compensation expense for stock options issued to outside consultants based on the Black-Scholes model and in compliance with SFAS 123R and EITF 96-18. General and administrative expense in the “Statements of operations” includes consulting expenses, including expenses related to the consultant options. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement 123 as originally issued and EITF Issue No. 96-18.

According to paragraph 8 of SFAS 123:

“Except for transactions with employees that are within the scope of Opinion 25, all transactions in which goods or services are the consideration received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The fair value of goods or services received from suppliers other than employees frequently is reliably measurable and therefore indicates the fair value of the equity instruments issued. The fair value of the equity instruments issued shall be used to measure the transaction if that value is more reliably measurable than the fair value of the consideration received.”

Foldera measured the fair value of the equity instruments issued to outside consultants based on above guidance as it was more reliably measurable using the Black-Scholes model.

Foldera has also considered the guidance of EITF 96-18 in recognizing the expense related to the share-based payments. EITF 96-18 Issue 1 states:

“The Task Force reached a consensus that the issuer should measure the fair value of the equity instruments using the stock price and other measurement assumptions as of the earlier of either of the following:

1.  The date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a "performance commitment") or

2.  The date at which the counterparty's performance is complete.

This date is hereafter referred to as the measurement date.”

In complying with above guidance Foldera recorded stock-based compensation expense for stock options issued to outside consultants based on the measurement date as mentioned above.

Comment No. 56: In response to the staff’s comment, the disclosure has been revised to reflect the exercise price and term of the warrants issued to outside service providers for investor relations and marketing services referred to in item 4 and for legal services referred to in item 6.

Comment No. 57: In response to the staff’s comment, the disclosure has been revised to reflect the fair value of the shares issued to our Chief Technology Evangelist and the outside business advisor in item 8 and 9.

Comment No. 58: In response to the staff’s comment, we note that the number of warrants outstanding at the beginning of the period differs from the number of warrants outstanding at the end of the year due to the fact that Foldera had a forward stock split of 4:1 on May 16, 2006. The stock outstanding at the end of the year was not adjusted for the split effect. Warrants issued during the nine-month period ended September 30, 2006 from items 1-13 are reconciled (see table below) and tie to the total number of warrants granted during this period.

Item No.	Grantee	Number of Warrants
from F-32

1	Brookstreet Securities for private placement number 1.	1,228,860

1	Brookstreet Securities for private placement number 2.	2,551,424

1	Brookstreet Securities for private placement number 3.	978,956

1	Brookstreet Securities for private placement number 3.	293,687

4	Trilogy Capital (2,900,000), Equity Performance Group (120,000) 3,020,000

6	St. George and Carnegie	340,000

Total warrants granted in 2006		8,412,927

There were no other warrants issued and outstanding as of December 31, 2005 and as of September 30, 2006 other than those disclosed in the respective financial statements.

The disclosure has been revised to retroactively reflect the effect of the Company’s May 16, 2006 stock split for the year ended December 31, 2005.

Note 8. Stock-Based Compensation, page F-32

Comment No. 59: In response to the staff’s comment, the disclosure has been revised to reflect the number of options granted during the nine-month period ended September 30, 2006.

Comment No. 60: In response to the staff’s comment, the disclosure has been revised to reflect the weighted-average exercise price of options granted and forfeited during the nine-month period ended September 30, 2006 as per the requirement of paragraph A240.b of SFAS 123R.

Disclosure has also been included regarding total compensation cost related to non-vested awards not yet recognized and the weighted-average period over which it is expected to be recognized, per the requirement of paragraph A240.h of SFAS 123R.

Stock-Based Compensation Plan, page F-32

Comment No. 61: In response to the staff’s comment, the disclosure has been revised to reflect the general terms of awards granted under the stock option plan including requisite service period, vesting terms and maximum contractual option term as per requirement of paragraph A240.a of SFAS 123R.

Impact of Adoption of SFAS 123-R in Q3 2006, page F-33

Comment No. 62: In response to the staff’s comment, the disclosure has been revised to correctly reflect the basis and diluted earnings per share for the nine-month period ended September 30, 2006.

Foldera has also disclosed the effect of adopting SFAS 123R on income and earnings per share for the three-month period ended September 30, 2006 as per the requirement of paragraph 84 of SFAS 123R.

Significant Assumption Used to Estimate Fair Value, page F-33

Comment No. 63: In response to the staff’s comment, Foldera has considered the guidance of SAB Topic 14 D:1 in determining the expected volatility assumption. SAB Topic 14 D:1 states:

“Companies should make good faith efforts to identify and use sufficient information in determining whether taking historical volatility, implied volatility or a combination of both into account will result in the best estimate of expected volatility.”

As a private company prior to February 13, 2006, Foldera’s stock had never traded. Additionally, Foldera has not issued any stock options subsequent to February 13, 2006 to depend on the implied volatility of the publicly traded securities underlying its stock options. Therefore Foldera has utilized volatility of .001%

Topic 14:D.2 refers to Plain Vanilla Options, these option require the options be issued in money. The instruments issued by Foldera do not conform to this criterion.

Note 10. Subsequent Events, page F-36

Comment No. 64: During November 2006, Foldera issued 2,121,077 additional shares and 1,378,960 additional warrants to the shareholders that had participated in our third private placement, which closed during August 2006. The additional shares and warrants were issued to honor a price-protection commitment that Foldera had made to the shareholders who participated in our third private placement and for a short-term waiver of their registration rights. Under the price-protection commitment, Foldera had agreed to reprice the shares and warrants sold in our third private placement to the same level that we raised additional equity in a fourth private placement, provided the fourth private placement took place within three months of the closing of the third private placement. The registration rights waiver was also included in this discussion with shareholders, but was not viewed as a material part of the interaction. Therefore, the entire amount of the price-protection commitment was reflected in our accounts as an equity transaction.

We have accounted for the issuance of additional shares at par value as it was part of the third private placement and represents the adjustment in price to honor price protection commitment as mentioned above.

We have accounted for the issuance of additional warrants in consideration of waiver of registration rights as an expense and a credit to warrant liability in accordance with EITF 00-19.

In October 2006 Foldera had fourth private placement. We have recorded the cash proceeds net of offering cost and placement agent’s commission and expenses and fair value of warrants.

We have revised our disclosure to record fair value of warrants as warrant liability in accordance with EITF 00-19.

We have also revised our recent developments discussion to include the effect of the October private placement and waiver transactions on future operating results in Management’s Discussion and Analysis.

Prospectus Back Cover

Comment No. 65: As noted by the staff and in accordance with Item 502(b) of Regulation S-B, the back cover page of the prospectus has been revised to include the dealer prospectus delivery obligation language.

Recent Sales of Unregistered Securities, page II-2

Comment No. 66: In response to the staff’s comment and in accordance with Item 701(d) of Regulation S-B, the facts relied upon to make the described sales exempt from registration have been added to the disclosure.

Undertakings, page II-4

Comment No. 67: In accordance with Item 512(g)(2) of Regulation S-B, the undertaking applicable to Securities Act Rule 430C has been added to page II-4.

Signatures

Comment No. 68: In response to the staff’s comment, Reid Dabney’s signature block has been revised to indicate that he is the principal financial and accounting officer.

Exhibit 5.1

Comment No. 69: The legal opinion of this firm has been revised to state that it is based on the laws of the State of Nevada, the state of Foldera’s incorporation, and is filed herewith as Exhibit 5.1.

Form 10-QSB for Quarter Ended September 30, 2006

Comment No. 70: Foldera’s Form 10-QSB for the quarter ended September 30, 2006 will be updated to reflect the staff’s comments and an amendment will be filed accordingly.

Controls and Procedures, page 25

Comment No. 71: In future filings, the disclosure regarding controls and procedures will be revised to clarify that Foldera’s officers concluded that Foldera’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the company files or submits under that Exchange Act are accumulated and communicated to Foldera’s management, including the principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

Exhibit 31.1 and 31.2 Certifications

Comment No. 72: In future filings, the certifications will be as exactly set forth in Item 601(b)(31) of Regulation S-B and references “report” rather than “quarterly report” and “small business issuer” rather than “registrant” will be revised accordingly.

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Concluding Notes

A request for acceleration of the effectiveness of the Registration Statement will be submitted by Foldera as soon as the SEC has reviewed this letter and its enclosures and has advised Foldera that no further issues remain outstanding. At the time of the request, Foldera will furnish a letter acknowledging the Commission’s position with respect to declaration of effectiveness and staff comments. Foldera does not expect to rely on Rule 430A. As there is no underwriter involved in the offering, no representations with respect to compliance with Rule 15c2-8 will be made and, in addition, no letter from the National Association of Securities Dealers, Inc. clearing the underwriting compensation arrangements for the offering will be provided. We believe that all other supplemental information requested by the staff has been provided with this letter.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement or the amended annual and quarterly report, please do not hesitate to contact me (212-801-9221) or Andrew Abramowitz of this office (212-801-6752).

Very truly yours,
/s/ Spencer G. Feldman Spencer G. Feldman
Enclosures

cc:	H. Christopher Owings, Esq.
Assistant Director, Division of Corporation Finance

Scott Anderegg, Esq.
Staff Attorney, Division of Corporation Finance

Ta Tanisha Henderson
Accountant, Division of Corporation Finance

Mr. Reid Dabney
Mr. Hamid Kabani